HERITAGE DISTILING HOLDING COMPANY, INC.

9668 Bujacich Road

Gig Harbor, WA 98332

December 22, 2025

VIA EDGAR

Mr. Bradley Ecker

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Distilling Holding Company, Inc.
Registration Statement on Form S-1
File No. 333-289870

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Heritage Distilling Holding Company, Inc. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on Tuesday, December 23, 2025, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Commission or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Eric M. Hellige of Pryor Cashman LLP, at (212) 326-0846.

Very truly yours,

/s/ Justin Stiefel
Justin Stiefel
Chief Executive Officer

cc:	Eric M. Hellige, Esq.